Filed by Constellation Energy Group, Inc.

(Commission File No. 1-12869)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Commission File No. 1-12869)

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger, integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 12; and (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Exelon intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and Constellation to their respective security holders in connection with the proposed merger of Exelon and Constellation. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Baltimore, MD 21202. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Exelon, Constellation, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 24, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Constellation’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation on April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

* * * * *

On May 6, 2011, Constellation Energy hosted a conference call to review its first quarter 2011 earnings results. The following is a transcript and related slide of certain portions of the call relating to the proposed merger with Exelon Corporation.

Sandra Brummitt - Constellation Energy Group - IR

Thank you. Welcome to Constellation Energy’s first-quarter earnings call. We appreciate you being with us this morning. With me here in Baltimore today are Mayo Shattuck, Chairman, President and Chief Executive Officer and Jack Thayer, Senior Vice President and Chief Financial Officer. Mayo and Jack will provide you their perspectives on our performance for the quarter, as well as our expectations for the future. Following their remarks, we will take your questions.

Please turn your attention to slide 2, a reminder that our comments today will include forward-looking statements, which are subject to certain risks and uncertainties. For a complete discussion of these risks, we encourage you to read our documents on file with the SEC. Our presentation is being webcast and the slides are available on our website, www.constellation.com.

On slide 3, you will notice we will use non-GAAP financial measures in the presentation to help you understand our operating performance. We have attached an appendix to the charts on the website reconciling non-GAAP measures to GAAP measures.

Turning to slide 4, we will discuss our pending merger with Exelon during this presentation. In connection with the merger, we will mail to our shareholders a joint proxy statement, prospectus and other relevant documents in connection with the proposed merger of Exelon and Constellation Energy. We urge investors to read the joint proxy statement and prospectus and any other relevant documents when they become available because they will contain important information about Exelon, Constellation Energy and the proposed merger. With that, I would like to turn the time over to Mayo.

Mayo Shattuck - Constellation Energy Group - Chairman, President & CEO

Thank you, Sandra and good morning, everyone and thank you for joining us today. Last week, we announced Constellation Energy’s strategic merger with Exelon. We are excited about the value that will be created upon completion of this transaction both for our shareholders and our customers. Having visited with investors over the last couple of days, we appreciate that you too see the strategic logic and value of this combination.

At this point, we are focused on the regulatory approval process and Constellation and Exelon will be working diligently to keep the process on plan and on schedule. We have offered upfront a strong package of commitments and mitigation that we believe should be viewed favorably in light of recent approvals such as the FirstEnergy-Allegheny merger. We will make the first of our filings in the next few weeks with the goal of having the S-4 filing and all required federal and state regulatory filings prepared and submitted for review by the end of the second quarter. We expect to receive approvals beginning in the third quarter of 2011 and continuing through the first quarter of 2012.

We have also begun integration planning to work through the steps necessary to ensure a smooth transition for all stakeholders.

I look forward to providing additional merger updates as we work our way through the process. . . .

. . .

Jay Dobson - Wunderlich Securities - Analyst

Good morning. Hey, a question for you on Texas. You had the losses there. I just was wondering if you could talk a little bit about the lessons learned and what this means for you in other regions. I know it is a little less relevant because you are merging with a company that has a significant generation fleet and that appears to be at least one of the issues that you suffered in Texas in February. But just talk a little bit about the lessons learned there, what you are changing and sort of how we should think you are changing in other regions as a result of that experience.

Mayo Shattuck - Constellation Energy Group - Chairman, President & CEO

Yes, Jay, Jack commented on it earlier and I will have him expand on it a little bit. I think — I can think of — in the course of the last nine or 10 years, we have probably had three events that I can think of that I would put in the extraordinary camp. And I remind people here that, to some degree, having these events sort of validates the value and the risk premium associated with being a provider in this business. You are going to lose money from time to time, but the advantage of being nationally scaled is that you can absorb these events and we have had positive events on the other side of the equation over time. But I think when you are in the business of load serving and you have, for an example, an unusual weather event and that is usually the issue. We have had that, and you might recall, back in New England about six or seven years ago. You are going to take a little bit of a hit and our job is to make sure that we have the hedge profile to mitigate against what we think is an outsized event.

This one was again probably as unusual as they get because we had both generation and load-serving obligations and we got hit on both sides. But I often think that one of these things happening to this industry is not such a bad thing because you have to be big, you have to be nationally scaled and consistent with our thoughts about the merger, it is nice to have a balance between generation and your load-serving obligations. I think to Texas specifically maybe I will have Jack expand a little bit on it.

…

Jay Dobson - Wunderlich Securities - Analyst

Okay, no, that’s great. And then onto the BGE case potentially for later this year, maybe talk us through the decision process of filing that or not filing that. Obviously, with the merger pending and a little bit of history might suggest it would be an incredibly bad time to file it. I know it is a very different environment now, but just talk us through maybe how you are going to make that decision.

Mayo Shattuck - Constellation Energy Group - Chairman, President & CEO

You are right. The last thing we want to do is overload the Commission. They have got a merger case that will be filed shortly in front of them and we are expecting a decision on that in early January if we are successful in filing in the next several weeks. So my guess is that we will make the determination not to double up on that and overload and we would postpone consideration of that until after we get the ruling on our merger case.

…

Ali Agha - SunTrust Robinson Humphrey - Analyst

Okay, that’s helpful. And Mayo, one question for you. Obviously, the strategic rationale for the Exelon merger, I mean we have talked about and you guys have laid out pretty clearly, but I was just curious — just wanted to get a little more perspective from you, was Exelon the only one that made sense for you guys? Had you looked at other folks in terms of partners? Was this the best price you got? Could you just give a little more insight into how you ended up with Exelon?

Mayo Shattuck - Constellation Energy Group - Chairman, President & CEO

Well, as I think you know, this was not an auction process at all. These are two companies that have known each other and shared a lot of the same philosophies for quite some time, particularly around the climate issues and the competitive market advocacy. We have tended to be two of, if not the leading, two that are participants in organizations like the Clean Energy Group and the Compete Coalition. So as a consequence, I think that we have been watching each other and know each other well for years.

Our strategy clearly on an independent path required that we continue to purchase generation as we build the load business. We were successful last year to the tune of about 4500 megawatts, but no doubt that part of the long-term strategic plan required us to opportunistically purchase plans at good prices and good returns. And there is some degree of uncertainty about whether those stars align.

On their side, they definitively had to move in the direction of building their customer front-end. And if you are a merchant and without that capability, you are eventually going to suffer from being an entity that sells through a computer screen and you are going to get lower margins.

So as a consequence, there was no doubt that the match between the two entities was extraordinary, and I can’t think of a better match, honestly. The combination or the ability to reduce the inefficiencies on our side that come from being essentially philosophically short in having to reach a flat position by spending money on hedges. And that there is a certain inefficiency that goes away when we add a lot more generation matched against that.

And correspondingly, the other side has inefficiencies by fundamentally being long and protecting against unusual events by always having the kind of length where one doesn’t ever get in jeopardy of losing money in an unusual event. So the ability to reduce the inefficiencies on both sides while building a nationally-scaled platform is really pretty unusual. So I think that as we have looked at the landscape over the years, there really is no better match for us or for them than this combination.

Ali Agha - SunTrust Robinson Humphrey - Analyst

Okay. So basically, the discussion was just between the two of you. There was no other discussions that took place?

Mayo Shattuck - Constellation Energy Group - Chairman, President & CEO

No other parties; that is correct.

Ali Agha - SunTrust Robinson Humphrey - Analyst

Thanks a lot.

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Merger Update – Regulatory Approvals 1 Filing Schedule as of April 30, 2011 Regulatory filings are in process and on schedule for filing in the next few weeks